{LOGO} NATIONAL LIFE
       GROUP


                                October 23, 2006

VIA EDGAR
Mr. Michael Kosoff
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:      National Variable Life Insurance Account ("Registrant")
         File Nos. 333-44723 and 811-9044

Dear Mr. Kosoff:

         We respond to oral comments of the Staff given on October 12, 2006 regarding the Registration Statement on Form N-6 ("Registration Statement") of the Registrant, which was filed on August 28, 2006 with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, and Investment Company Act of 1940, as amended ("1940 Act").

1. Comment: In the last sentence under "Risk of Lapse" indicate that a policy will generally not lapse if the Overloan Protection Rider ("Rider") is exercised as well as elected.

     Response:  Registrant has added this disclosure.

2. Comment: Indicated under "Tax Risks" that the Statement of Additional Information provides additional information regarding tax risks.

     Response: Registrant has not added this disclosure, because the Statement of Additional information does not provide any additional information regarding the tax risks related to the Rider.

3.   Comment: Explain whether there are any downsides to electing the Rider.

     Response: The only consequence of electing the Rider is that the policyholder may later execute it. There are no adverse effects of electing the Rider.

4. Comment: Explain whether the Rider can be elected once the 61-day grace period expires.

     Response: A policy will lapse if the grace period expires. The Rider cannot be elected after the policy has lapsed.

5. Comment: Provide an example of the calculation described under Item 4 under "Mechanics of the Rider" either in the same section or in an appendix to the Prospectus.

     Response:  Registrant has added the following example in the Prospectus.



--------------------------------------------------------------------------------
NATIONAL LIFE GROUP(R) IS A TRADE NAME OF NATIONAL LIFE INSURANCE COMPANY AND ITS AFFILIATES. EACH COMPANY OF THE NATIONAL LIFE GROUP IS SOLELY RESPONSIBLE FOR ITS OWN FINANCIAL CONDITION AND CONTRACTUAL OBLIGATIONS.

National Life Insurance Company o One National Life Drive o Montpelier,
                                                                   Vermont 05604

Mr. Michael Kosoff
October 23, 2006
Page 2


              Item 4 requires that the following condition is met:

              (Total Outstanding Loan)/(Accumulated Value - Surrender Charge)
                                                                          >= .95

              Example:
              Total Outstanding Loan = $96,000
              Accumulated Value = $102,000
              Surrender Charge = $2,000

              ($96,000)/($102,000 - $2,000) = .96,
              In this example, the condition is met.

6.   Comment: Explain in the Prospectus how the Rider is exercised.

     Response: Registrant has added disclosure to the Prospectus indicating that the Owner must file a written request with the National Life Insurance Company home office to exercise this Rider.

7. Comment: Upon exercise of the Rider and the transfer of separate account value to the fixed account, explain whether the loan is paid off using the contract value in the fixed account.

     Response: The outstanding loan is not paid off using the contract value in the fixed account. By design, exercising the Rider guarantees that the loan will always remain fully collateralized by the policy's Accumulated Value and the policy's Death Benefit.

8.   Comment: Correct the reference to "VariTrak" under "Other Possible
     Products".

     Response:  The reference has been corrected.

9. Comment: Provide the calculation of cost of the Rider, currently in the Statement of Additional Information, in the Prospectus in accordance with
     Item 5(a) of Form N-6.

     Response: Information responsive to Item 5(a) of Form N-6 is included in the table titled "Periodic Charges Other than Portfolio Operating Expenses". The information currently in the Statement of Information regarding the cost of the Rider is supplemental.

10. Comment: Provide information regarding the effect of increases or decreases in the face amount, currently in the Statement of Additional Information, in the Prospectus in accordance with Item 5(a) of Form N-6.

     Response: Registrant believes this information is more properly responsive to Item 21 of Form N-6, which requires this information to be included in the Statement of Additional Information.

11. Comment: Provide an illustration of the operation of the Rider in the Prospectus.

     Response:  Registrant has added such an illustration.

         Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Please direct any communications relating to this filing to me at (802) 229-7410.

                                                              Very truly yours,

                                                              /s/ Kerry A. Jung
                                                              -----------------
                                                              Kerry A. Jung
                                                              Senior Counsel